PEARSON

06010274

RECEIVED

2006 JAN 18 P 1:13

OFFICE OF INTERNATIONAL CORPORATE FINANCE

6 January 2006

TELEPHONE +44 20 7010 2000
FACSIMILE +44 20 7010 6060
www.pearson.com

SUPPL

Pearson plc
Submission Pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934 - File number: 82-4019

Dear Sirs

On behalf of Pearson plc, a company duly organised under the laws of England and Wales (the "Company"), I am furnishing the following information pursuant to Rule 12g3-2(b) (1) (iii) under the United States Securities Exchange Act of 1934 (the "Act") in order to maintain the Company's exemption from the reporting requirements of Section 12 (g) of the Act available to foreign private issuers pursuant to Rule 12g3-2(b) thereunder:

Press Releases:-
9 December – Additional block listing
21 December – NED share purchase
4 January – Pearson VUE begins test delivery for the GMAT exam worldwide
5 January – Change of interest in shares

Any questions concerning this submission may be directed to me at the address and telephone number above.

Please acknowledge receipt of this letter by stamping and returning the enclosed duplicate of this letter to me in the enclosed self-addressed stamped envelope.

Very truly yours

S. Jones

Stephen Jones
Deputy Secretary

PROCESSED
JAN 20 2006
THOMSON
FINANCIAL

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attention: Office of International Corporate Finance
Division of Corporation Finance
Mail Stop 3-9

dlw 1/19

H:\AbrahamC\CA\ADR.SEC.doc

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Press releases

09 December 2005

Additional block listing

Application has been made to The UK Listing Authority and the London Stock Exchange for a block listing totalling 250,000 ordinary shares of 25p each to trade on the London Stock Exchange and to be admitted to the Official List upon issuance. The shares shall rank pari passu with the existing issued shares of the Company.

The block listing consists of 250,000 shares to be issued under the Employee Stock Purchase Plan.

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Press releases

21 December 2005

NED share purchase

http://www.pearson.com/press/press_uploadfiles/20051221_NED_Share_Purchase.d

Non-Executive Directors' Share Purchase Plan

Below are details of purchases of ordinary shares and ADRs made on Tuesday, 20 December 2005 under the Non-Executive Directors' Share Purchase Plan:-

Name of Director	No. of Shares Purchased	Percentage of Issued Stock %	Price per Share £	Total Holding Following Notification	Total Percentage Following Notification %
Lord Burns	321	0.000040%	6.9131	5,439	0.00068%
Reuben Mark	419	0.000052%	6.9131	16,546	0.00206%
Vernon Sankey	321	0.000040%	6.9131	5,285	0.00066%
Gurvirendra Talwar	1,088	0.000135%	6.9131	13,103	0.00163%

Name of Director	No. of ADRs Purchased	Percentage of Issued Stock %	Price per ADR $	Total Holding Following Notification	Total Percentage Following Notification
Susan Fuhrman	416	0.000052%	12.26	2,284	0.00028%

Press releases

04 January 2006

Pearson VUE Begins Test Delivery for the GMAT Exam Worldwide

Bloomington, Minn. - Pearson VUE, the electronic testing business of Pearson, today began delivery of the Graduate Management Admission Test (GMAT) through its newly expanded test center network of more than 400 testing centers in nearly 100 countries around the world. The Graduate Management Admission Council? (GMAC?), owner of the GMAT, chose Pearson VUE as the prime contractor to develop and administer the GMAT exam in a seven-year, $200 million contract largely as the result of Pearson VUE's focus on customer service and the biometrically enhanced Pearson VUE test center network.

GMAC is a not-for-profit educational association composed of leading business schools from around the world committed to creating access to graduate business education. Currently used in admissions decisions by more than 3,000 graduate management programs at 1,500 business schools, the GMAT is the most widely used assessment - and most reliable predictor - of a candidate's ability to succeed academically in graduate business studies.

The GMAT is now more accessible with Pearson VUE's network of more than 400 test centers in nearly 100 countries. Pearson VUE is also providing an increased level of service to test takers and schools through its online registration worldwide and additional international testing locations. People receive their official scores faster through Pearson VUE's online score-reporting system. This system also allows admissions offices to more efficiently obtain scores for their applicants and gain a deeper understanding of how they measure up against their competition.

"The Council's new partnership for delivery of the GMAT will not change the validity, reliability, or comparability of the test. The GMAT will remain the international gold-standard assessment tool for management education. The best has just become better: better global access, better technology and better security - an unbeatable combination for our customers," said David A. Wilson, president and chief executive officer of the Graduate Management Admission Council.

"Pearson VUE is proud to be delivering the prestigious GMAT exam through the most secure company-owned and operated test center network in the industry. We are pleased to be able to provide enhanced reach, technology, and security to the GMAT program and increase services for test takers and schools," said Pearson VUE president Robert Whelan.

Pearson VUE (www.pearsonvue.com) is the global leader in electronic testing services for academic admissions, certification and licensure programs. Pearson VUE offers exams through the world's largest network of more than 4,000 test centers in 145 countries, providing testing services for information technology, regulatory and certification boards, academic, government and corporate clients. Its innovative technology offers the security and control required by admissions, licensure and certification programs while its commitment to service provides customers with an unmatched testing experience.

Pearson VUE is a business of Pearson Education (www.pearsoned.com), the world's leading education company. Pearson Education is part of Pearson (NYSE: PSO; LSE: PSON), the international media company, whose other businesses include the Financial Times Group and the Penguin Group.

For further information

Please contact Julie Boyce at Pearson VUE
Tel: +1-952-681-3000

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Press releases

05 January 2006

Change of interest in shares

http://www.pearson.com/press/press_uploadfiles/20060105_change_of_interests_in

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NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an *issuer* to make a *RIS* notification required by *DR* 3.14R(1).

(1) An *issuer* making a notification in respect of a transaction relating to the *shares* or debentures of the *issuer* should complete boxes 1 to 16, 23 and 24.

(2) An *issuer* making a notification in respect of a derivative relating the *shares* of the *issuer* should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

(3) An *issuer* making a notification in respect of options granted to a *director/person discharging managerial responsibilities* should complete boxes 1 to 3 and 17 to 24.

(4) An *issuer* making a notification in respect of a *financial instrument* relating to the *shares* of the *issuer* (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes should in block capital letters.

1.	Name of the *issuer* **PEARSON PLC**	2.	State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a) (ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or (iii) both (i) and (ii) **BOTH (i) AND (ii)**
3.	Name of *person discharging managerial responsibilities/director* **MARJORIE SCARDINO**	4.	State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person* **N/A**
5.	Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest[1] **HOLDING**	6	Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares* **AMERICAN DEPOSITORY RECEIPTS (ADRs)**
7.	Name of registered shareholder(s) and, if more than one, the number of *shares* held by each of them **MARJORIE SCARDINO**	8.	State the nature of the transaction **SIX-MONTHLY PURCHASE THROUGH U.S. EMPLOYEE STOCK PURCHASE PLAN**
9	Number of *shares*, debentures or financial instruments relating to *shares* acquired **597**	10.	Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage) **0.00007%**

11.	Number of *shares*, debentures or financial instruments relating to *shares* disposed **N/A**	12.	Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage) **N/A**
13.	Price per *share* or value of transaction **$10.0470**	14.	Date and place of transaction **5 JANUARY 2006 USA**
15.	Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage) **184,674 0.02297%**	16.	Date issuer informed of transaction **5 JANUARY 2006**

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17.	Date of grant **N/A**	18.	Period during which or date on which it can be exercised **N/A**
19.	Total amount paid (if any) for grant of the option **N/A**	20.	Description of *shares* or debentures involved (*class* and number) **N/A**
21.	Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise **N/A**	22.	Total number of *shares* or debentures over which options held following notification **N/A**
23.	Any additional information **N/A**	24.	Name of contact and telephone number for queries: **JENNIFER BURTON, ASSISTANT COMPANY SECRETARY, 020 7010 2256.**

Name and signature of duly authorised officer of *issuer* responsible for making notification

JENNIFER BURTON

ASSISTANT COMPANY SECRETARY

____

Date of notification ___5 JANUARY 2006______________________________